EXHIBIT 99.3


                 Smartlogik partners with Horizon Open Systems,
            a Sun Microsystems preferred UK service provider partner


     o Joint business development strategy to drive revenues for Smartlogik, Horizon Open Systems and Sun Microsystems

     o Horizon and Sun join growing list of Smartlogik partners, including Intel, IBM and Norcontrol

     o Horizon partners already include Cisco, Baltimore Technologies, Sun, Oracle, Riversoft & Veritas


London, 14th May 2001. Smartlogik (www.smartlogik.com), a leading provider of information discovery solutions and the major subsidiary of Bright Station PLC (LSE: BSN, NASDAQ: BSTN), today announced a partnership with Horizon Open Systems, a division of The Horizon Group (LSE: HOR), a Sun Microsystems preferred partner and leading provider of IP infrastructure services for Service Providers (SPs) and their corporate customers.

Horizon Open Systems has signed Smartlogik(TM) to its Sun Application Provider Resource Centre (APRC) Programme, continuing its drive to promote Internet-enabled technology from leading edge software developers on the Sun platform. Horizon will promote Smartlogik's search and categorisation solutions for intranet and Internet applications to the Sun IP infrastructure user base, opening channels to market and increasing sales opportunities.

Horizon and Sun join a growing list of Smartlogik partners, which includes Intel, IBM and Norcontrol.

Horizon's Sun APRC Programme, through which Horizon aims to double its business by the end of 2003, combines the SP infrastructure hardware and expertise of Horizon and Sun with Internet-enabled technology from over 50 leading applications developers.

Stephen Hill, CEO, Smartlogik, said: "This is an important endorsement of the strength of our technology and our ability to partner with the industry's leading players. We are looking forward to developing a close relationship with both Horizon and Sun. Membership of the APRC Programme will provide us with access to a major new client base, and the Smartlogik software sales will create increased hardware-based revenue for Horizon and Sun - benefiting all involved."

Robert Bell, Sun APRC Programme Manager, Horizon, added: "Smartlogik is an industry leader in the provision of search and categorisation solutions. We selected Smartlogik as an APRC member because of its fit to Horizon's offering and its potential for business enhancement. The combination of Smartlogik's applications with Horizon's business development expertise, as well as access to the Sun user base, will create new sales opportunities and enable all the companies involved to grab market share early in a fast developing sector."

                                    - ENDS -

For further information please contact:
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Campbell Macpherson, Strategic Planning & Marketing Director                                020 7930 6900
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Bright Station plc
CampbellMacpherson@brightstation.com
------------------------------------

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John Fanning, Marketing Director                                                            020 7930 6900
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Smartlogik
JohnFanning@smartlogik.com
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John Olsen                                                                                  020 7357 9477
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Hogarth Partnership Ltd
jolsen@hogarthpr.co.uk
----------------------


Notes to editors:

Smartlogik, a subsidiary of Bright Station plc (www.brightstation.com), is a leading supplier of search and categorisation solutions enabling unstructured information to be presented with a high degree of precision and relevance. Smartlogik's muscattechnology(TM) suite of structuring, concept searching and alerting products are based on latest generation technologies that uniquely combine to create powerful information delivery systems for use both within the organisation and in the provision of a better service to customers - enabling users to find the information that they need rapidly and reliably.

Unlike many competitive offerings, Smartlogik solutions are tailored to the unique requirements of each customer thus providing more accurate and more precise results.

Smartlogik operates a multi-channel strategy consisting of a direct sales force, a Value Added Reseller program and a consultancy arm.

Smartlogik's exceptional searching and indexing technologies originated from two different sources:

The search technology, muscatdiscovery(TM), stemmed from Dr Martin Porter's work with a special research team at Cambridge University. This team investigated new information retrieval paradigms and included fellow information retrieval experts Professor Keith Van Rijsbergen and Professor Stephen Robertson. The techniques developed by the team moved beyond traditional keyword matching towards a pure probabilistic information retrieval model based on contextual analysis of language.

The indexing technology, muscatstructure(TM), originated from the need to search across multiple sources of information. MAID, an information processing pioneer, developed the tool for categorising terabytes of information. This technology is currently employed by Thompson Corporation to service the information needs of 20,000+ organisations.

Smartlogik customers include Ananova, the Bank of England, the BBC, the British Library, the Daily Telegraph, Dialog, the Department of Trade and Industry
(DTI), Fortune City, Hansard, the Lafferty Group. Legal and General, Yellow Pages, the Danish Foreign Ministry, and the World Conservation Monitoring Centre.


About Horizon Open Systems UK

Horizon is a leading provider of IP infrastructure services for Service Providers (SPs) and their customers and is the Preferred Partner to both Sun Microsystems and Oracle in the SP arena.

Horizon partners with key enterprise technology developers such as BMC Software, Cisco, Inktomi, iPlanet, Riversoft and VERITAS to provide the broadest range of tools and value-added developments to drive the delivery of fast, secure, 24x7 Internet infrastructure services.

The company is part of Horizon Technology Group, a leading European Internet Services organisation that is quoted on both the London and Dublin stock markets. The six-month revenues for The Horizon Group up to 31st December 2000 were 183.3 million. More information on The Horizon Group is available at: www.horizon.ie.